Exhibit 12.01

VALERO ENERGY CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED

CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(Millions of Dollars)

	Year Ended December 31,
	2006		2005		2004		2003		2002
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, distributions on preferred securities of subsidiary trusts and income from equity investees	$8,163		$5,206		$2,726		$981		$191
Add:
Fixed charges	570		475		410		396		409
Amortization of capitalized interest	9		8		7		6		6
Distributions from equity investees	47		50		42		26		5
Less:
Interest capitalized	(168)		(68)		(37)		(26)		(16)
Distributions on preferred securities of subsidiary trusts	—		—		—		(17)		(30)
Minority interest in net income of Valero L.P.	—		—		—		(2)		(14)

Total earnings	$8,621		$5,671		$3,148		$1,364		$551

Fixed charges:
Interest expense, net	$210		$266		$260		$261		$286
Interest capitalized	168		68		37		26		16
Rental expense interest factor (1)	192		141		113		92		77
Distributions on preferred securities of subsidiary trusts	—		—		—		17		30

Total fixed charges	$570		$475		$410		$396		$409

Ratio of earnings to fixed charges	15.1	x	11.9	x	7.7	x	3.4	x	1.3	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$8,621		$5,671		$3,148		$1,364		$551

Total fixed charges	$570		$475		$410		$396		$409
Preferred stock dividends	3		20		19		7		—

Total fixed charges and preferred stock dividends	$573		$495		$429		$403		$409

Ratio of earnings to fixed charges and preferred stock dividends	15.0	x	11.5	x	7.3	x	3.4	x	1.3	x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.